EX 16.1

    February 2, 2012

    Office of the Chief Accountant
    U.S. Securities and Exchange Commission
    100F Street N.E.
    Washington, DC 20549

    Re:  STW Resources Holding Corp.
    Commission File No:  000-51430

    Dear Ladies and Gentlemen:

    On January 25, 2012, we provided notice of our resignation as the independent registered public accounting firm for STW Resources Holding Corp. (the "Company").  We have read the Company's disclosure set forth in Item 4.01 "Changes in Registrant's Certifying Accountant" of the Company's Current Report on Form 8-K dated February 2, 2012 (the "Current Report") and are in agreement with the disclosure in the Current Report, insofar as it pertains to ur firm.

    Very truly yours,

    Weaver and Tidwell, L.L.P.
    by Trey Hunt, Partner